                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                        BEI MEDICAL SYSTEMS COMPANY, INC.
                            (Name of Subject Company)

                           BROADWAY ACQUISITION CORP.
                                    (OFFEROR)

                          BOSTON SCIENTIFIC CORPORATION
                               (PARENT OF OFFEROR)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    05538E109
                               (COMMON STOCK ONLY)
                      (CUSIP Number of Class of Securities)

  LAWRENCE J. KNOPF, ESQ.                            LAWRENCE J. KNOPF, ESQ.
BOSTON SCIENTIFIC CORPORATION                       BROADWAY ACQUISITION CORP.
ONE BOSTON SCIENTIFIC PLACE                        ONE BOSTON SCIENTIFIC PLACE
  NATICK, MA 01760-1537                                NATICK, MA 01760-1537
     (508) 650-8567                                        (508) 650-8567

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:

                             JOHAN V. BRIGHAM, ESQ.
                            MATTHEW J. CUSHING, ESQ.
                                BINGHAM DANA LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02210
                                 (617) 951-8000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13c-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

         This Amendment No. 2 (the "Amendment") amends and supplements Items 1, 4, 8 and 11 of the Tender Offer Statement on Schedule TO originally filed on May 30, 2002, and subsequently amended on June 18, 2002 (as amended, the "Schedule TO"), by Boston Scientific Corporation, a Delaware corporation ("Parent"), and Broadway Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, including the associated preferred share purchase rights, and all of the outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (together, the "Shares"), of BEI Medical Systems Company, Inc., a Delaware corporation ("BEI"), at a purchase price of $6.8426 per share of Common Stock and $13.6852 per share of Preferred Stock, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(i) and (ii), respectively, to the Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal was incorporated into the Schedule TO by reference with respect to Items 1-9 and 11 of the Schedule TO. The Agreement and Plan of Merger, dated as of May 13, 2002 (the "Merger Agreement"), among Parent, Purchaser and BEI, a copy of which was attached as Exhibit (d)(i) to the Schedule TO, was incorporated in the Schedule TO by reference with respect to Items 5 and 11 of the Schedule TO.

Items 1, 4, 8 and 11.

         Items 1, 4, 8 and 11 are hereby amended and supplemented as follows:

The Offer expired at midnight, New York City time, on Wednesday, June 26, 2002. Pursuant to the Offer, based upon a preliminary report from the Depositary, on June 27, 2002, 9,427,052 Common Shares and 1,114,485 Series A Shares were tendered (including approximately 207,392 shares tendered by notice of guaranteed delivery). This represents approximately 96% of the outstanding Common Shares on an as converted basis.

On June 27, 2002, Parent and Purchaser issued a press release announcing the completion of the Offer. The press release is contained in Exhibit (a)(5)(i) hereto, and the information set forth in the press release is hereby incorporated by reference.

Item 12. Exhibits

         Item 12 is hereby amended and supplemented to add thereto the following:

EXHIBIT NUMBER          DESCRIPTION
--------------          -----------

99(a)(5)(i)             Press release of Boston Scientific Corporation dated
                        June 27, 2002.


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2002

                           BROADWAY ACQUISITION CORP.

                           By: /s/ Lawrence J. Knopf
                               --------------------------------
                           Name:  Lawrence J. Knopf
                           Title: Vice President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2002

                           BOSTON SCIENTIFIC CORPORATION

                           By: /s/ Lawrence J. Knopf
                               --------------------------------
                           Name:  Lawrence J. Knopf
                           Title: Assistant General Counsel



                                  EXHIBIT INDEX

EXHIBIT NUMBER          DESCRIPTION
--------------          -----------

99(a)(5)(i)             Press release of Boston Scientific Corporation dated
                        June 27, 2002.